WiMi Hologram Cloud Inc.

No. 6, Xiaozhuang, #101A, Chaoyang District, Beijing

the People’s Republic of China 100020

VIA EDGAR

June 27, 2019

Jan Woo

Legal Branch Chief

Division of Corporation Finance

Office of Information Technologies and Services

United States Securities and Exchange Commission

100 F Street N.E.

Washington, D.C. 20549

Re:                 WiMi Hologram Cloud Inc.

Amendment No. 3 to Draft Registration Statement on Form F-1

Submitted June 13, 2019

CIK: 0001770088

Dear Ms. Woo:

WiMi Hologram Cloud Inc. (the “Company”, “it”, “we”, “us” or “our”) hereby transmits its response to the letter received by us from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) dated June 25, 2019 regarding our Amendment No. 3 to Draft Registration Statement on Form F-1 previously submitted on June 13, 2019.

For your convenience, we have repeated below the Staff’s comment in bold and have followed each comment with the Company’s response.

Amendment No 4 to Draft Registration Statement on Form F-1

Prospectus Summary

Holographic AR Advertising Services, page 1

1.                             We note that you provide some metrics for the three months ended March 31, 2019 and 2018. Please also disclose here your other metrics such as the number of customers and average revenue per customer for the interim periods provided. Also, include a discussion regarding the duration of a typical AR Advertising service contract to add context to the changes in customer count on a quarterly versus annual basis.

In response to the Staff’s comment, we have revised our disclosure on page 2 and page 107 as requested.

Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 74

2.                               Please revise your discussion regarding the increase in AR advertising services cost of revenue for the three months ended March 31, 2019 to indicate that such costs increased by RMB 7.4 million.

In response to the Staff’s comment, we have revised our disclosure on page 75 as requested.

We thank the Staff for its review of the foregoing. If you have further comments, we ask that you forward them by electronic mail to our counsel, Ari Edelman, Esq. at aedelman@egsllp.com or by telephone at (212) 370-1300.

Very truly yours,

/s/ Fanhua Meng
Fanhua Meng
Chief Executive Officer

cc:	Stuart Neuhauser, Esq.
Bill Huo, Esq.
Ari Edelman, Esq.
Ellenoff Grossman & Schole LLP